Mail Stop 4561

      							August 18, 2005

Terrence S. Cassidy
Principal Executive Officer and Principal Financial Officer
NWH, Inc.
156 West 56 Street
Suite 2001
New York, NY 10019

	Re:	NWH, Inc.
		Form 10-K for the Fiscal Year Ended October 31, 2004 Form 10-Q for the Fiscal Quarter Ended January 31, 2005
      Form 10-Q for the Fiscal Quarter Ended April 30, 2005
      File No. 000-26598

Dear Mr. Cassidy:

		We have reviewed your response dated July 29, 2005 and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended April 30, 2005

Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Use of Non-GAAP Financial Measures, page 22

1. We note your response to prior comment number 1. Please address the following additional comments with respect to your response regarding your use of non-GAAP financial measures.

* Your response states, `when the chief operating decision maker evaluates ENS` performance in order to make decisions regarding the allocation of resources and to assess ENS` debt capacity and ability to service its debt, ongoing revenues and current, controllable cash expenditures are the primary items reviewed.` Therefore, it appears that your chief operating decision maker ("CODM") uses your EBITDA non-GAAP measure to make decisions about allocating resources to your
ENS segment or assess its performance. If this is correct, tell us why this measure is different from the segment`s profit or loss measure reported in Note 7, Segment Information. Further, tell us the consideration that you gave to reporting income from continuing operations net of interest expense to third parties, depreciation of equipment and amortization of software development costs as your measure of ENS segment profit or loss. See SFAS 131, paragraph 29.

* Your response states, `we believe that our non-GAAP measure is a measure of liquidity.` Therefore, since you use this measure as a liquidity measure as opposed to a performance measure, Item 10(e)(i)(B) of Regulation S-K requires that such measure be reconciled to cash flows from operations which is a measure of liquidity, rather than net income which is a measure of performance.
That is, the non-GAAP measure must be reconciled to the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Therefore, if you decide to continue to disclose your non-GAAP financial measure, tell us how you plan to comply with this guidance.

*****

      Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence on EDGAR as required by Rule 101 of Regulation S-T. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Christopher White, Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comment on the financial statements and related matters.


								Sincerely,


								Stephen Krikorian
								Accounting Branch Chief


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Terrence S. Cassidy
NWH, Inc.
August 18, 2005
page 1